Exhibit 1

BANCWEST’S YEAR-END INCOME REVISED UPWARD BY 1%
DUE TO ACCOUNTING CHANGE

     (Honolulu, Hawaii, April 1, 2003) – BancWest Corporation announced today that its 2002 net income has been revised upward by $3.7 million, or about 1%, due to a technical accounting change related to the internal financing of last year’s acquisition of United California Bank (UCB).

     As a result of the accounting change:

•	BancWest’s net income for the fourth quarter of 2002 was $102.3 million, up 61.2% from the same quarter of 2001 due largely to the UCB acquisition. BancWest had originally reported net income of $98.6 million for the fourth quarter.

•	Net income for the full year of 2002 was $361.3 million, up 41.8% from 2001. BancWest had originally reported net income of $357.6 million for 2002, up 40.4% from 2001.

     BancWest, a subsidiary of BNP Paribas, is the parent company of Bank of the West and First Hawaiian Bank.

     BancWest had initiated discussions with staff of the Securities & Exchange Commission regarding the appropriate accounting presentation for an $800 million intercompany financing between BancWest and its parent, BNP Paribas, in connection with the UCB acquisition.

     On March 28, 2003, SEC staff advised BancWest that the transaction should be accounted for as debt rather than as minority interest in its subsidiary, Bank of the West, as BancWest and its independent auditors had previously concluded. The effect of this change is to increase net income for 2002 by $3.7 million, or approximately 1%.

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Bancwest’s Year-End Income Revised Upward By 1%
Due To Accounting Change

     The change has caused a delay in filing BancWest’s Form 10-K. BancWest is revising its financial statements and related information accordingly and will file its Form 10-K promptly after completion of these revisions.

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     About BancWest: BancWest Corporation (www.bancwestcorp.com) is a bank holding company with assets of $34.7 billion. It is a wholly owned subsidiary of Paris-based BNP Paribas. BancWest is headquartered in Honolulu, Hawaii, with an administrative headquarters in San Francisco, California. BancWest serves 2.3 million customers in seven states, Guam and Saipan. Its principal subsidiaries are Bank of the West (297 branches in California, Oregon, New Mexico, Nevada, Washington state and Idaho) and First Hawaiian Bank (61 branches in Hawaii, Guam and Saipan).

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